[redacted]

11022631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- ~~67899~~ 53512

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Probitas Funds Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 22 2011
REGISTRATIONS BRANCH
16

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 2 2011
DIVISION OF MARKET REGULATION

## Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

## Independent Auditor's Report

To the Managers
Probitas Funds Group, LLC
San Francisco, CA

We have audited the accompanying statement of financial condition of Probitas Funds Group, LLC (the Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Probitas Funds Group, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Irvine, CA
February 28, 2011



McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure.

Member of RSM International network, a network of independent accounting, tax and consulting firms.

**Probitas Funds Group, LLC**

**Statement of Financial Condition**
**December 31, 2010**

| | |
|---|---|
| **Assets** | |
| Current Assets | |
| Cash | $ 1,268,934 |
| Accounts receivable, net of allowance for doubtful accounts of $143,894 | 4,543,223 |
| Current portion of loan receivable from affiliate | 105,527 |
| Prepaid expenses | 56,712 |
| **Total current assets** | 5,974,396 |
| Furniture, Fixtures and Equipment, net | 331,509 |
| Noncurrent Accounts Receivable, net of allowance for doubtful accounts of $1,335,938 | 4,232,677 |
| Noncurrent Loan Receivable From Affiliate | 34,477 |
| Investments | 2,490,420 |
| **Total assets** | $ 13,063,479 |
| **Liabilities and Member's Equity** | |
| Current Liabilities | |
| Accounts payable and accrued expenses | $ 400,275 |
| Due to affiliates | 464,721 |
| Current maturities, capital lease | 10,988 |
| Deferred revenue | 50,000 |
| **Total current liabilities** | 925,984 |
| Capital Lease, net of current maturities | 37,850 |
| Member's Equity | 12,099,645 |
| **Total liabilities and member's equity** | $ 13,063,479 |

See Notes to Financial Statements.

## Note 1. Nature of Business and Summary of Significant Accounting Policies

**Nature of business:** Probitas Funds Group, LLC (the Company) was formed and organized in Delaware on July 25, 2001 as a limited liability company (LLC). The Company was registered as a limited liability company in the state of California on August 27, 2001 and is based in San Francisco, California, with a second office in New York, New York. The Company has two primary lines of business: providing consulting and placement agent services regarding the private placement of securities in investment vehicles, and assisting investors who invest in these types of private placements to liquidate their positions. The Company solicits investments from institutional and select private investors on behalf of the investment vehicles its clients manage.

On February 15, 2002, Probitas Funds Group, LLC became registered as a general securities broker-dealer with the U.S. Securities and Exchange Commission pursuant to Section 16c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority (FINRA)). The Company was granted a broker-dealer certificate by the California Department of Corporations on March 12, 2002. The Company is a single member LLC, wholly owned by Probitas Partners, LP (the Parent).

The Company conducts business throughout the United States and in several other countries, including Australia. On May 29, 2008, the Company was exempted, subject to certain conditions, from the need for an Australian financial services license. The Company became registered in Japan as a Type 2 Financial Instruments Dealer on January 13, 2009, and is also registered as an international dealer in the province of Ontario.

A summary of the Company's significant accounting policies is as follows:

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as a Special Account for the Exclusive Benefit of Customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account. Broker-dealers operating under the provisions of Paragraph (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

**Use of estimates:** The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's most significant estimates relate to the fair value of its investment assets. Actual values and results could differ from those estimates.

**Cash and cash equivalents:** For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed insured limits. It is the opinion of management that the solvency of the referenced financial institutions is not of concern at this time.

**Accounts receivable:** Accounts receivable are stated at unpaid balances, less an allowance for doubtful accounts. Interest on long-term receivables is recognized over the term of the receivable and is calculated using the simple-interest method on principal amounts outstanding.

**Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)**

The allowance for doubtful accounts is increased by charges to bad debt expense and decreased by charge-offs net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, risks related to the balance in question, specific adverse situations that may affect the client's ability to pay, and current economic conditions.

The Company considers a receivable uncollectable when, based on current information or other factors, it is probable that the Company will not collect the receivable balance and interest payments according to the receivable agreement. Accounts are written off when management believes, after considering economic conditions, business conditions, the financial condition of the obligor and collection efforts, that the receivables and collection of interest is doubtful. At December 31, 2010, the Company's allowance for doubtful accounts was $1,479,832 of which $1,335,938 is related to a customer who has filed for bankruptcy. As of December 31, 2010, the accounts receivable balance for this customer is $1,781,250. Management believes that the remainder of accounts receivable at December 31, 2010 are collectable.

**Furniture, fixtures and equipment:** Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

**Investments:** Investments are recorded at fair value. Changes in the fair value of the investments are recorded in the statement of operations.

**Revenue recognition:** The Company recognizes revenue from advisory services over the period in which the services are rendered and revenue from placement agent services when earned based on the terms of the client contract.

**Income taxes:** The Company is a single-member LLC whose parent is a multi-partner limited partnership taxed as a partnership for federal income tax purposes. The Company is a "disregarded entity" for tax purposes and its income is included in the Parent's partnership return; therefore, no provision for income taxes is required. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2010, management has determined that there are no uncertain tax positions. The Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for the years before 2006.

**New accounting pronouncements:** In January 2010, the FASB issued an amendment to the guidance on determining fair value which requires new disclosures and reasons for significant transfers of financial assets and liabilities between Level 1 and Level 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective for periods beginning on or after December 15, 2009 and was adopted by the Company. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. The Company is currently evaluating the impact of the guidance related to Level 3 measurements on its disclosures.

## Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

**Foreign exchange contracts:** The Company has, on occasion, used foreign exchange contracts to minimize its exposure to the foreign currency changes on certain sales that are denominated in currencies other than the U.S. dollar. All foreign exchange contracts are recognized as either assets or liabilities at their fair value with changes in fair value reported in the Company's statement of operations. For the year ended December 31, 2010, the change in fair value was insignificant. The fair value at December 31, 2010 for open contracts was insignificant.

**Guarantees:** The Company recognizes guarantees in accordance with Accounting Standards Update (ASU) 460, *Guarantees* (FASB Interpretation No. 45). According to this guidance, the Company is not required to book a liability for guarantees of a parent company's debt to a third party. Other required disclosures about such arrangements are made in Note 12.

## Note 2. Furniture, Fixtures and Equipment

| | |
|---|---|
| Furniture and fixtures | $ 461,555 |
| Software | 330,926 |
| Equipment | 71,435 |
| Leasehold improvements | 93,186 |
| | 957,102 |
| Accumulated depreciation | (625,593) |
| | $ 331,509 |

As of December 31, 2010, the Company had $58,406 of equipment under a capital lease, with accumulated depreciation of $12,655.

## Note 3. Fair Value of Financial Instruments

**Fair value:** As described in Note 1, the Company records its investments at fair value. Fair value is the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value, as presented below:

- Level 1: Assets and liabilities are valued using unadjusted quoted prices in active markets for identical assets or liabilities. These include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

**Note 3. Fair Value of Financial Instruments (Continued)**

- Level 2: Assets and liabilities are valued using observable inputs other than Level 1 prices, examples of which are quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U.S. government and agency mortgage-backed debt securities, corporate debt securities and derivative contracts. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- Level 3: Assets and liabilities are those that must be measured using unobservable inputs that are significant to the fair value of the assets or liabilities, and that are supported by little or no market activity. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Investments that are included in this category generally include equity positions in the private companies and certain general and limited partnership interests in private equity funds.

A description of the valuation techniques applied to the Company's investments measured on a recurring basis is as follows:

**Investments:** The Company values its private equity investments annually and at such other times as, in the view of management, circumstances warrant. Investments for which no public market exists are valued at fair value as determined in good faith by management pursuant to the valuation procedures summarized below.

The Company has approximately 26 investments in private equity fund entities throughout the United States, in which it receives interests either as a limited partner or as a special general partner. In all of these circumstances, the Company does not have the ability to exercise significant influence and has little or no voting power, and these interests are subject to substantial or complete restrictions on transfer. Further, no public market exists for these investments.

Generally, such investments will be valued on a "going concern" basis without giving effect to any disposition costs. There is a range of values that is reasonable for such investments at any particular time. Initially, investments are valued based upon their cost and are remeasured at the appropriate measurement dates subsequent to the initial investment. Upon the occurrence of such developments, investments are revalued based upon factors such as the general partner's expression of value, earnings, individual investment performance, matters affecting the marketability of the interest, individual investment asset performance, an assessment of the investee funds' future prospects or, if appropriate, liquidation value. The values for the investments referred to in this paragraph are estimated regularly by management. However, there can be no assurance that such values will represent the return that might ultimately be realized by the Company from the investments.

## Note 3. Fair Value of Financial Instruments (Continued)

Distributions of cash or in-kind from an investment, when specifically identified as income, are recorded accordingly; otherwise, they are recorded as a return on capital which serves to reduce the cost basis of the investment. Distributions received in excess of the cost basis are recorded as realized gains. Distributions are recorded when they are received from the vehicle in which the investment was made.

An additional consideration affecting the valuation of the Company's private fund investments is its pro-rata share of the value of the net assets of the private investment funds as determined by such fund, in accordance with its partnership agreement, constitutional or other documents governing such valuation, on the valuation date. If such valuation with respect to the Company's investments in the fund is not available by reason of timing or other event on the valuation date, or is deemed to be unreliable by management, management determines such value based on its judgment of fair value on the appropriate date using the methods described above.

At December 31, 2010, market quotations were not readily available for any of the Company's portfolio of investments, which management valued at $2,490,420 or 19 percent of member's equity.

**Level 3 valuation techniques:** The table below summarizes activity for the year ended December 31, 2010 due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings for Level 3 assets during 2010:

| | |
|---|---|
| December 31, 2009 | $ 624,069 |
| Unrealized gains | 1,823,619 |
| Contributions | 312,605 |
| Distributions | (269,873) |
| December 31, 2010 | $ 2,490,420 |

## Note 4. Expense Sharing Agreement

Under the Expense Sharing Agreement between the Company and the Parent, the Company has agreed to provide funds each month to the Parent in an amount equal to 75 percent and 100 percent of the lease payments due pursuant the leases for its San Francisco and New York offices, respectively.

The Company also reimburses the Parent for all indirect expenses incurred by the Parent that are attributable to the Company.

## Note 5. Capital Lease Obligations

On December 16, 2009, the Company entered into a capital lease agreement for office equipment. The lease expires February 28, 2015.

Capital lease obligations payable at December 31, 2010 consist of the following:

| | Interest Rate | Monthly Payment | Principal Balance |
|---|---|---|---|
| Xerox | 5.39% | $ 1,018 | $ 48,838 |
| Less current maturities | | | 10,988 |
| | | | $ 37,850 |

## Note 5. Capital Lease Obligations (Continued)

Future minimum payments are as follows:

| Years Ending December 31, | Amount |
|---|---|
| 2011 | $ 10,988 |
| 2012 | 11,595 |
| 2013 | 12,236 |
| 2014 | 12,912 |
| 2015 | 1,107 |
| | $ 48,838 |

## Note 6. Related-Party Transactions

The Company maintains an agreement with its Parent to which it pays a monthly management fee. As of December 31, 2010, the Company owed the Parent $464,721.

On August 1, 2008, a portion of the advances the Company previously made to PFGUK, Ltd. (PFG-UK), one of the affiliated companies mentioned above, was converted to a three-year term loan receivable in the amount of $216,556. Interest is collectable quarterly at a rate of 5 percent per annum. Principal payments are also due quarterly, with a final payment due July 31, 2011. As of December 31, 2010, $61,248 was outstanding.

On July 5, 2009, another portion of the advances to PFG-UK was converted to a three-year term loan receivable in the amount of $140,304. Interest is collectable quarterly at a rate of 5 percent per annum. Principal payments are also due quarterly, with a final payment due July 31, 2012. As of December 31, 2010, $78,756 was outstanding.

Future minimum receipts expected under the loan agreements are as follows:

| Years Ending December 31, | Amount |
|---|---|
| 2011 | $ 105,527 |
| 2012 | 34,477 |
| | $ 140,004 |

The Company also maintains another agreement with PFG-UK, pursuant to which the Company agrees to pay certain amounts of fees collected from common clients. These sums were payable and receivable in consideration for the services each company provided in connection with the Company's work.

The Company also maintains an agreement with Probitas Hong Kong Limited pursuant to which it pays a monthly fee to Probitas Hong Kong Limited to represent the Company in Asia.

## Note 7. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). In addition, the Company may not allow advances to affiliates, the withdrawal of equity capital or payment of dividends if such payment would result in aggregate indebtedness greater than 10 times net capital or if net capital would fail to be at least 120 percent of the minimum required net capital.

At December 31, 2010, the Company had net capital of $305,100 which was $136,586 in excess of its required net capital of $168,514. The Company's ratio of aggregate indebtedness to net capital was 8.28.

## Note 8. Concentrations of Credit Risk

The Company holds contract receivables from obligors which are private equity investment funds. In the event one or more of these funds do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the financial strength of both the funds and its underlying investors, which are typically required to contribute capital to these funds over a period of several years. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty, as well as the exposure to each counterparty.

As of December 31, 2010, 58 percent of the Company's accounts receivable balance is comprised of receivables from two clients. (Individually, these two clients comprise 48 percent and 10 percent of accounts receivable, respectively.)

## Note 9. Noncurrent Accounts Receivable

Noncurrent accounts receivable from customers of $4,232,677 consist of six installment agreements with effective interest rates ranging from 1.02 percent to 5.25 percent. Payments are collectable through June 2014.

## Note 10. Commitments

In accordance with certain limited partnership interest agreements as described in Note 3, the Company may be required to commit additional capital to a number of the investment partnerships in which it holds interests. The capital calls may be made over a period of up to 10 years. Total potential committed capital as of December 31, 2010 was $2,253,000. Of this committed amount, $1,710,000 was funded and $543,000 remained unfunded at December 31, 2010.

## Note 11. Guarantee Liabilities

The Company has guaranteed two term loans for the benefit of the Parent. The Company would be obliged to perform under this guarantee if the Parent failed to pay principal and interest payments to the lender when due. The initial term loans totaled $1,500,000 and $1,800,000 and are payable in 60 equal installments of $25,000 and $30,000, respectively, plus accrued interest. Both loans accrue interest at the rate of prime plus 0.5 percent. The final payments on the two term loans are due during the Company's fiscal years ended December 31, 2012 and 2013, respectively. Excluding accrued interest, at December 31, 2010, the maximum potential amount of future (undiscounted) payments under these guarantees is $1,613,750.

### Note 11. Guarantee Liabilities (Continued)

In addition, the Company has pledged on its contract receivables and all other assets as security for a $5,000,000 line of credit held by the Parent. In accordance with the agreements, in order to have access to the line of credit, the Company is required to maintain a contracts receivable balance between $5,000,000 and $15,000,000, depending on the balance on the line of credit. At December 31, 2010, the balance on the line of credit was $3,845,000.

### Note 12. Retirement Plan

Effective January 1, 2003, the Company adopted a 401(k) plan for the benefit of its employees. Essentially, all employees are eligible to participate the first day of the fourth month following their hire date. The Company does not match employee contributions.

The Company has also adopted a profit sharing plan for all active employees. Under the plan, the Company can elect to make discretionary contributions.